SGB INTERNATIONAL HOLDINGS INC.
Jinhuai Middle Street, Hong Hua Yuan Block 1 Unit 907
Fengze District, Quanzhou City, Fujian Province
PRC China 362300
Tel: +86-13611930299
August 30, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:
Re:	SGB International Holdings Inc. (the “Company”)
Form 8-K
Filed May 12, 2011
File No. 0-53490

We write in response to your letter dated August 16, 2011 with respect to the above-noted filing of the Company.  We request a further one week extension of the deadline for our responses to your comments.  We anticipate to be able to provide a complete response to all comments by no later than September 7, 2011.

Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: L.K. Larry Yen, at (604) 891-7715.

Yours truly,

SGB INTERNATIONAL HOLDINGS INC.

/s/ Xin Li
Xin Li
Chief Executive Officer